

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Wai Chung Li
Chief Executive Officer
FiEE, Inc.
Flat A1, 29/F, Block A , TML Tower ,
3 Hoi Shing Road , Tsuen Wan , Hong Kong

    Re: FiEE, Inc.
        Form 10-K for the Year Ended December 31, 2025
        File No. 001-37649

Dear Wai Chung Li:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing